UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Coyote Resources, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

05550L-10-6

(CUSIP Number)

Earl Abbott
5490 Longley Lane
Reno, Nevada 89511
(775) 853-7892

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 22, 2012

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [   ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 05550L-10-6

	1.	Names of Reporting Persons. S.S or I.R.S. Identification No. of above persons.
Earl Abbott

	2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ ]
	(b)	[ ]

	3.	SEC Use Only

	4.	Source of Funds (See Instructions) IN

	5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

	6.	Citizenship or Place of Organization U.S.

	7.	Sole Voting Power 0
Number of
Shares	8.	Shared Voting Power 0
Beneficially Owned by Each
Reporting	9.	Sole Dispositive Power 0
Person With
	10.	Shared Dispositive Power 0

	11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0

	12.	Check box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

	13.	Percent of Class Represented by Amount in Row (11) 0%

	14.	Type of Reporting Person (See Instructions)
IN

Item 1. Security and Issuer

This Amendment No. 1 (“Amendment No. 1”) to Schedule 13D supplements and amends the initial statement on Schedule 13D filed with the Securities and Exchange Commission (“SEC”) on August 27, 2010 (the “Statement”) by Earl Abbott (“Reporting Person”) relating to shares of the $.001 par value common stock (“Common Stock”) of Coyote Resources, Inc., a Nevada corporation (the “Issuer”).  The principal executive offices of the Issuer are located at 5490 Longley Lane, Reno, Nevada 89511.  This Amendment No. 1 is being filed to report that since the filing of the Statement, a material change occurred in the percentage of the Common Stock beneficially owned by the Reporting Person. Unless specifically amended or modified hereby, the disclosure set forth in the Statement shall remain unchanged.

Item 2. Identity and Background

(a)	Name:	Earl Abbott

(b)	Business Address:	5490 Longley Lane, Reno, Nevada 89511

(c)	Present Principal Occupation:	Former President, Secretary and Treasurer of the Issuer

(d)	Disclosure of Criminal Proceedings:	Mr. Abbott has not been convicted in any criminal proceeding at any time.

(e)	Disclosure of Civil Proceedings:
Mr. Abbott has not been subject to any judgment, decree or final order enjoining violations of or prohibiting or mandating activities subject to federal or state securities laws or finding any violations with respect to such laws.

(f)	Citizenship:	Mr. Abbott is a citizen of the U.S.

Item 4. Purpose of Transaction

Item No. 4 is amended with the following:

On June 22, 2012, the Reporting Person sold all of his 5,000,040 shares of the Issuer’s Common Stock to three purchasers in private transactions at a price of $0.0039 per share.

Item 5. Interest in Securities of the Issuer

Item No. 5 is amended by replacing sections (a), (b), (c) and (e) thereof in their entirety with the following:

(a)	The Reporting Person does not directly beneficially own any shares of Common Stock as of June 22, 2012.

(b)	The Reporting Person does not have any sole voting and dispositive power over any shares of Common Stock as of June 22, 2012.

(c)	On June 22, 2012, the Reporting Person sold a total of 5,000,040 shares of Common Stock in private transactions at a price of $0.0039 per share.

(e)	The Reporting Person ceased to be the beneficial owner of five percent of the Issuer’s Common Stock on June 22, 2012, as a result of the transactions described in Item 4 above.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 25, 2012

/s/ Earl Abbott
Earl Abbott

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact
constitute Federal criminal violations (See 18 U.S.C. 1001)